July 11, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	New Generation Biofuels Holdings, Inc.
Two Registration Statements on Form S-3
Filed May 30, 2008
File Nos. 333-151320 and 333-151318
Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
Subsequent Exchange Act reports
File Nos. 0-51903 and 1-34022

Dear Ms. Long:

On behalf of New Generation Biofuels Holdings, Inc. (the “Company”), this letter responds to the staff’s comment letter dated June 26, 2008 to Mr. Cary J. Claiborne, with respect to the above-referenced Registration Statements on Form S-3, File Nos. 333-151320 and 333-151318 (the “Registration Statements”), Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the “10-Q”).

In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses. Where indicated below, the Company has included changes to the disclosure in amendments to the Registration Statements (the “Amendments”) that the Company is filing contemporaneously with this response letter.

We have sent to your attention via overnight delivery on four (4) courtesy copies of this response letter and clean and marked versions of the Company’s Amendments to the Registration Statements marked to show changes against the Registration Statements filed on May 30, 2008.

1.
It appears that two of the larger selling shareholders, Gimmel Partners, LP and Robbins Capital Partners, L.P., are offering all of the shares they own by way of these and several other registration statements that are already effective. Please tell us supplementally:

•	what number of your outstanding shares is held by non-affiliates,

•	the total amount of shares that each of these large selling shareholders is offering across all current registration statements, and

•	what percentage of shares held by non-affiliates is being offered by each large selling shareholder.

Lastly, please tell us why, in view of these facts, the offering by these selling shareholders is not a primary offering on behalf of the issuer. We may have additional comments when we review your response.

Response:

Number of outstanding shares held by non-affiliates. As of June 30, 2008, there were 18,872,712 shares of the Company’s common stock outstanding, of which 10,928,962 shares were held by non-affiliates, constituting approximately 57.9% of the outstanding shares on an undiluted basis. On a fully diluted basis, assuming the conversion of all Series A and Series B convertible preferred stock and the exercise of all outstanding warrants and options to purchase common stock, there would be 32,561,883 shares of the Company’s common stock outstanding, of which 16,930,144 shares would be held by non-affiliates, constituting approximately 52.0% of the fully diluted outstanding shares.

Shares offered by selling shareholders Gimmel Partners, LP and Robbins Capital Partners, L.P.:

	Total shares offered -- All registration statements (1)	% of shares currently held by non-affiliates (undiluted/diluted)
Gimmel Partners, LP	1,634,378	14.9%/9.7%
Robbins Capital Partners, L.P.	1,186,737	10.9%/7.0%

(1) Includes shares of common stock registered on Registration Statements on Form SB-2, filed on October 11, 2007 (File Nos. 333-144386 and 333-144389) that are currently effective and shares registered on Registration Statements on Form S-3, filed on May 30, 2008 (File Nos. 333-151320 and 333-151318) that are pending. Shares offered include shares of common stock, shares issuable upon conversion of Series A or Series B convertible preferred stock, shares issuable as dividends on Series A or Series B convertible preferred stock and warrants to purchase common stock.

In view of these facts, the Company believes the offering by Gimmel Partners (“Gimmel”) and Robbins Capital Partners (“Robbins Capital”) is a valid secondary offering, not a primary offering on behalf of the Company, for the reasons set forth below:

(1)
The total number of shares offered by these two selling shareholders under any of the Company’s effective or pending registration statements is less than 30% of the Company’s public float. As noted in the table above, the total shares offered by Gimmel and Robbins Capital across all currently effective or pending registration statements are only 14.9% and 10.9%, respectively, of the Company’s current public float on an undiluted basis and 9.7% and 7.0%, respectively, on a fully diluted basis.

(2)
Gimmel and Robbins Capital are not “affiliates” of the Company. Each beneficially owns less than 10% of the Company’s outstanding shares, and neither has representatives on the Company’s board of directors or in management or any insider position.

(3)	Gimmel and Robbins Capital are not affiliated with each other and therefore would not be considered part of a group under section 13(d) of the Securities Act of 1933, as amended.

(4)
Gimmel and Robbins Capital are not in the business of underwriting securities. They purchased their securities for investment purposes in distinct private placements on the same terms available to any other investor. They have incurred substantial risk by holding their securities for approximately two months (for securities purchased in a May 2008 private placement), four months (for securities purchased in a March 2008 private placement), seven months (for securities purchased in a December 2007 private placement), one year (for securities purchased in a May/June 2007 private placement) and/or twenty-one months (for securities purchased in an October 2006 private placement)..

(5)
Gimmel and Robbins Capital are only two of a broad group of 36 unaffiliated investors who participated in these two private placements in December 2007 and March/May 2008 and whose shares are now being registered on the Registration Statements. The other private placements of securities by the Company in which they participated also involved a number of unaffiliated investors. These investors have no special rights or privileges not enjoyed by other Company shareholders who own the same type of securities.

2.	We noticed several inconsistencies in the disclosure between the two registration statements currently under review. Please revise to reconcile the following disclosures:

•
In the section entitled “Our Business”, you disclose different amounts to be paid under your agreement with Mr. Ferdinando Petrucci over the next six years ($6.85 versus $6.0 million). Please also ensure that you have correctly reflected the remaining term of this agreement. It appears that you entered into the agreement in 2006 and that it had an initial term of seven years, suggesting that you will make payments for only five more years rather than six.

•
Disclosure in the footnotes to the selling stockholder tables indicates that Empire Financial Holding Company is affiliated with a broker-dealer in one filing, and that it is a broker-dealer in the other.

•
The registration statement for the outstanding shares and warrants placed in December 2007 does not include your risk factor regarding the antidilution provisions of the Series B Preferred. It is not clear why this dilution risk would only apply to shareholders who purchased their common stock from investors in the Series B Preferred transaction.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure in the Amendments.

S-3 relating to shares underlying Series B preferred stock and warrants (File No. 333-151320)

3.
Please tell us why you believe it is appropriate at this time to register shares for resale that may be issued as dividends or upon conversion of the Series B after an increase in the stated valued of the Series B. We understand that the company may elect to pay dividends in cash or additional shares of Series B, rather than in shares of common stock, so the shares you are registering for resale might not be issued until well after the registration statement has become effective, if ever. In addition, although it is not clear whether you intend to register the resale of shares issuable upon conversion of additional shares of Series B issued as dividends, we believe the registration of such shares would also be premature at this time. Please explain why the resale of these shares is not premature or remove them from the registration statement.

Response:

Under the terms of the Company’s Series B preferred stock, dividends accrue from the date of issuance at a rate of 8% per year whether or not declared by the Company’s board of directors. To the extent that dividends are not declared, or cannot be paid, there is an increase in the stated value of the Series B preferred stock on a semiannual basis in an amount aggregating 8% per year. Upon conversion, the Company will issue to each holder of Series B preferred stock a number of common shares equal to the stated value (including accrued dividends) divided by the conversion price of $4.25. Under these terms, the Series B dividends accrete automatically without any action by the Company or the shareholders. Though the Company has the option to pay Series B dividends in cash, in shares of Series B preferred stock (valued at the stated value) or in common stock at the market price, each of these options requires additional action by the Company, and the dividends accrete in the absence of such actions. In light of the staff’s comments, the Company has revised the prospectus to clarify that it is the accretion shares that are being registered, and that the number of shares issued to the selling stockholders likely would be lower in the event the Company declares dividends.

Assuming the staff concurs with this analysis, the Company believes that dividend shares issued in lieu of accretion shares should be eligible for registration at this time, at least up to the number of accretion shares. The Company does not believe that taking the step of declaring a dividend, where that step results only in a reduction of (or no change to) the number of shares issuable to holders of the Series B, should result in the Company having to file a new registration statement for the dividend shares.

Outside Front Cover Page

4.	Please limit the outside front cover page of the prospectus to one page, as required by Item 501(b) of Regulation S-K.

Response:

The Company acknowledges the staff’s comment and has revised the prospectus in the Amendments.

Our Business, page 3

5.
Please tell us what consideration your have given to filing any agreements for testing or purchase of your biofuels that you discuss in this section as exhibits to the registration statement or the reports incorporated by reference.

Response:

Item 601(b)(10)(ii) of Regulation S-K generally provides that contracts made in the “ordinary course of business” need not be filed as “Material Contracts” unless they fall within certain categories, as outlined below:

ii.
If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

A.
Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

B.
Any contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent;

C.	Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

D.	Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

The Company considers its test burn agreements and its existing biofuel sales agreement with Dynegy to be contracts made in the “ordinary course of business” that are not material contracts required to be filed as exhibits to its SEC filings. On an individual basis, the Company believes that it is not “substantially dependent” on any single test burn or purchase agreement. Although the Dynegy contract is the Company’s first, and thus far only, potential revenue-generating biofuel sales contract, the agreement itself is far from sufficient over the long term to sustain the Company financially. In addition, as discussed, although the Dynegy contract provides for the sale of up to 1.7 million gallons of the Company’s biofuel, it contains no minimum purchase requirements. The Company believes that the test burn and biofuel purchase agreements are the kinds of contracts that “ordinarily accompany” a firm in the renewable fuels business that is selling fuel to power generation providers. By contrast, for example, the Company has filed its Master License Agreement with the inventor of its proprietary technology due to the requirement under Item 601(b)(10)(ii)(B) to file any “license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.”

6.
Disclosure that the operation and development of your business will require “substantial additional capital during 2008” appears inconsistent with disclosure in the second risk factor in the 10-K and elsewhere that you believe you have sufficient capital to fund your budget for the remainder of the year. Please reconcile the disclosures and state the anticipated amount of additional capital that you will require during 2008.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure in the Amendments. The revised disclosure clarifies that approximately $4 million in proceeds raised in March 2008 through the sale of Series B preferred stock and warrants is sufficient to fund the Company’s operating budget through 2008, and no additional capital will be required in 2008 to fund that budget. However, the 2008 operating budget does not include a number of activities contemplated by the Company’s longer term business growth plan. The Company intends to continue raising additional financing during 2008 to fund its longer term growth over the next several years, if such financing is available under favorable terms.

About this Offering, page 4

7.
Please include disclosure about how to intend to reflect the Series B Convertible Preferred Stock issued in May 2008 in your consolidated financial statements. For example, please disclose whether the conversion option is to be recognized as a liability and marked-to-market each reporting period, or if you are going to recognize a beneficial conversion feature including the amount. Please also disclose the impact the antidilution and adjustments to conversion price provisions could have on your consolidated financial statements, if such adjustments were to occur. Finally, please disclose the fair value of the warrants and how you intend to classify the warrants on your consolidated balance sheet.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure in the Amendments. The Company will recognize a Preferred Stock dividend of approximately $1,567,000 during the quarter ended June 30, 2008 related to the beneficial conversion feature of the Series B Preferred Stock issued in May 2008. The Preferred Stock dividend is calculated as the difference between the share price of its common stock at date of issuance and the initial conversion price of the Series B Preferred Stock. The Company will allocate the proceeds received for the Series B Preferred Stock between the Series B Preferred Stock and warrants issued based on estimated fair values. The Company will record a derivative liability for the conversion option of the Series B Preferred Stock and warrants issued during 2008, if material, as a liability at estimated fair value and “mark it to market” each reporting period. The impact of the adjusting provisions for the conversion of the Series B Preferred Stock and warrants issued during 2008, if such an adjustment were to occur, would result in additional shares of common stock to be issued upon conversion, which would further dilute existing shareholders. This derivative liability will be marked to market each quarterly reporting period. The fair value of the warrants issued with the Series B preferred stock issued in May 2008 has been estimated, utilizing the Black Scholes option pricing model, at approximately $950,000. The warrants will be classified as Stockholder’s Equity. The fair value of any adjusting provisions will be recognized as a derivative liability, if material.

March and May 2008 Private Placement, page 5

8.
Please state the liquidation value of the Series B preferred stock so that investors will be able to understand how many shares of common stock are issuable upon conversion of each share of Series B preferred stock, and how the Series B preferred is convertible, in the aggregate, into 1,850,367 shares of common stock.

Response:

The Company acknowledges the staff’s comments and has revised the disclosure in the Amendments.

The revised disclosure clarifies that under the terms of the Series B preferred stock, the liquidation value is an amount in cash equal to the stated value ($100.00) plus all accrued dividends not previously paid or added to the stated value. Each share of Series B preferred stock is convertible into shares of the Company’s common stock at a conversion price of $4.25 per share, and each share automatically converts upon three years from the date of issuance. The number of conversion shares is determined by dividing the sum of the stated value and all accrued dividends not previously paid or added to the stated value at the time of conversion by the conversion price. Assuming dividends accrue and are compounded semiannually and automatic conversion after three years, each share of Series B preferred stock will automatically convert into 30 shares of common stock, rounded up to the nearest whole share, at the $4.25 conversion price. Under these same assumptions, the liquidation value of each share of Series B preferred stock would accrete to approximately $126.53.

In the aggregate, the Company is registering up to 1,850,367 shares of common stock issuable upon conversion of its Series B preferred stock, calculated by adding together the sum of the conversion shares issuable to each investor. The number of conversion shares issuable to each investor is calculated by dividing the total dollar stated value invested by each investor by the conversion price of $4.25, rounded up to the next whole share. The number of conversion shares being registered excludes 18,000 shares of common stock, issuable to investors which may be deemed affiliated with the Company, that are not being registered.

The Company also is registering up to 491,035 shares of common stock that may be issued upon conversion of the Series B preferred stock assuming dividends accrue and are added to the stated value over the next three years, calculated by adding together the sum of the accretion shares issuable to each investor. For each investor, accretion shares are calculated by adding the accrued and unpaid dividend (at an 8% annual rate) to the stated value for each investor at each semi-annual dividend payment date. The stated value, including the dividend accrual, is then divided by the conversion price of $4.25 per share, and the resulting number of shares is rounded up to the next whole share. In computing this number the Company has reflected that since dividends accrete by being added to stated value, for each subsequent dividend period the accrued dividends effectively compound. The number of dividend shares being registered excludes 4,779 shares of common stock issuable to investors which may be deemed affiliated with the Company that are not being registered.

9.
We note your disclosure that the investors in the March/May Offering received warrants exercisable for a number of shares of common stock equal to 25% of the number that would be issuable upon initial conversion of the Series B preferred. Please disclose the total number of shares issuable upon exercise of these warrants. If 1,850,367 shares of common stock are issuable upon conversion of the Series B preferred, then it seems that the warrants should be exercisable for only 462,592 shares, rather than the 639,350 you have registered. If you are registering additional shares underlying other warrants, please clarify.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure in the Amendments. The revised disclosure clarifies that the 639,350 shares of common stock underlying warrants registered in connection with the March and May 2008 private placement includes 462,583 shares underlying warrants issued to investors who purchased Series B preferred stock (calculated based on 25% of the 1,850,367 shares of common stock issuable upon conversion of the Series B preferred stock rounded down to the nearest whole share on an individual basis) plus 176,767 shares underlying warrants issued as commissions to our placement agents.

Risk Factors, page 6

10.
We note that you began trading on AMEX on April 15. Please consider whether some of the risk factors that you incorporate by reference to your Form 10-K, particularly those relating to your OTCBB trading, should be updated in this prospectus. Consider whether there are additional risks connected with your continued listing on AMEX that investors should be aware of as well.

Response:

The Company acknowledges the staff’s comment and has revised the risk factors in the Amendments. To facilitate the staff’s review, the new risk factor related to the continued AMEX listing is provided below:

If we do not meet the American Stock Exchange (AMEX) requirements for continued listing, our common stock may be delisted which could negatively impact our stock’s liquidity.

Under AMEX listing rules, our common stock could be delisted from AMEX if we do not meet certain standards regarding our financial condition and operating results (including, among other factors, maintaining adequate stockholders’ equity and market capitalization and minimizing losses from continuing operations over multiple years), the distribution of our publicly held securities and compliance with AMEX listing agreements and SEC rules and regulations. If our securities are delisted from AMEX, they likely will be quoted again for trading on the OTC Bulletin Board which may depress demand for our shares and limit market liquidity due to the reluctance or inability of certain investors to buy stocks on the OTC Bulletin Board. Consequently, an investor may find it more difficult to trade our securities, which may adversely affect the ability to resell securities purchased from the selling shareholders.

11.
We note that some of the current and other selling stockholders are offering shares for resale on other registration statements that are pending or already effective, including shares that may be obtained at prices less than the current market price of the company’s common stock. If you believe that there is a risk that the exercise and resale of the shares of common stock under these registration statements could cause the value of the common stock to decline, please address this in a risk factor. We note some disclosure alluding to this risk in your Plan of Distribution section.

Response:

The Company acknowledges the staff’s comment and has revised the risk factors in the Amendments. To facilitate the staff’s review, the revised risk factors are provided below:

A significant number of our shares are eligible for sale, and their sale could depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could depress the market price of our common stock.   In 2007, we registered on currently effective registration statements a total of 11,173,050 shares of our common stock held by non-affiliate selling shareholders that are now eligible for trading in the public market, including shares issuable upon conversion or exercise of rights to purchase that are not currently outstanding. In 2008, we are seeking to register on pending registration statements an additional 4,809,438 shares of our common stock held by non-affiliate selling shareholders in connection with a private placement of common stock that closed in December 2007 and a private placement of Series B convertible preferred stock and warrants that closed in March and May 2008. Many of the shares sold to selling shareholders listed in these registration statements were offered by the Company at prices less than the recent market price of the Company’s common stock, which closed on AMEX on June 30, 2008 at $4.65 per share. In addition, we may be obligated to register shares held by Xethanol to facilitate the spinoff to Xethanol’s stockholders of the shares of our common stock issued to Xethanol in the reverse merger. Such registration would make 5,490,000 additional shares of our common stock eligible for trading in the public market. Some or all of these shares of common stock may be offered from time to time in the open market pursuant to a registration statement or Rule 144, and these sales may depress the market price for shares of our common stock.

Our common stock is thinly traded and subject to volatility.

Although our common stock is traded on the American Stock Exchange (“AMEX”), it has traded in relatively small volumes. During the second quarter of 2008, an average of only about 50,000 shares traded each day. If our common stock continues to be thinly traded, it may enhance volatility in the share price and make it difficult for investors to buy or sell shares in the public market without materially affecting the quoted share price. Further, investors seeking to buy or sell a certain quantity of our shares in the public market may be unable to do so within one or more trading days. If limited trading in our stock continues, it may be difficult for holders to sell their shares in the public market at any given time at prevailing prices, which may limit the liquidity of our common stock.

Selling Stockholders, page 8

12.
Your presentation of the “Shares Owned After the Offering” column and accompanying footnote is somewhat confusing. The footnote indicates that any shares shown in the column are unregistered. By placing a zero in this column for each selling shareholder, we believe that you intend to say that of the shares held by each selling shareholder are registered for resale on some registration statement, even if the only shares offered on this registration statement are the ones listed in the “Shares Offered Hereby” column. Please confirm our understanding. If this is correct, please use more explicit disclosure, either in the footnote or the text preceding the table, that indicates that the shares offered by this prospectus are shown in the “Shares Offered Hereby” column, but that each of the selling shareholders owns other shares, reflected in the “Owned by” column that are all registered for resale on other registration statements. Clarify that the “Shares Owned After the Offering” column assumes that the selling shareholders have sold all of the shares offered by this prospectus and all of the other prospectuses that offer shares they own for resale.

Response:

The Company acknowledges the staff’s comment and has clarified the disclosure in the Amendments.

13.
Please disclose, by footnote or otherwise, which selling shareholders received the shares they are selling as compensation for placement agent services. We note the disclosure under “Commissions and Fees” on page 5 that for the March and May 2008 private placements of its Series B preferred stock and warrants you paid commissions in cash, 3,514 shares of Series B preferred stock, and warrants to purchase 197,437 shares of common stock to Empire Financial Group, William Corbett, Michael Jacks, and Dennis Lavelle for services as finders in connection with the transactions.

Response:

The Company acknowledges the staff’s comment and has clarified the disclosure in the Amendments.

14.
Please state any position, office, or other material relationship which each selling stockholder has or had within the past three years with the company or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Response:

The Company acknowledges the staff’s comment and has clarified the disclosure in the Amendments.

Legal Matters, page 19

15.	Provide counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure in the Amendments.

Where You Can Find More Information, page 19

16.	Include your Commission file number for filings under the Exchange Act.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure in the Amendments.

Undertakings, page 22

17.	Provide the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure in the Amendments.

18.	Provide the undertaking required by Item 512(h) of Regulation S-K.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure in the Amendments.

Exhibit 5.1

19.
Please remove the references in the opinion to the shares being “duly issued upon” conversion, etc. This language suggests that counsel is assuming facts underlying the opinion. We will not object if counsel refers to the shares having been issued upon conversion or exercise of the preferred stock and warrants as described in the registration statement.

Response:

The Company acknowledges the staff’s comment and revised legal opinions are being filed with the Amendments.

20.
We note the statement “We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.” Since the opinion must speak as of the date of the registration statement’s effectiveness, please delete this statement. Alternatively, file a new opinion immediately before effectiveness.

Response:

The Company acknowledges the staff’s comment and revised legal opinions are being filed with the Amendments.

S-3 relating to outstanding shares and warrants (File No. 333-151318)

21.	Where the comments cited above would impact disclosure in this registration statement, please revise this registration statement as well.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure in the Amendments.

Selling Stockholders, page 8

22.
Please disclose, by footnote or otherwise, which selling shareholders received the shares they are selling as compensation for placement agent services. We note the disclosure on page 5 that you paid Empire Financing Group, Inc. and some of its principals cash and warrants exercisable for 63,214 shares of common stock of services as placement agent in connection with the December 2007 private placement.

Response:

The Company acknowledges the staff’s comment and has revised the disclosure in the Amendments.

10-K

Risk Factors, page 9

23.
We note the statements “The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently believe are immaterial may also impair our business operations.” Since you must disclose all risks that you believe are material, please delete these statements in future filings.

Response:

The Company acknowledges the staff’s comment and will revise the disclosure in future filings.

Liquidity and Capital Resources, page 20

24.
We note that you have a limited operating history, no revenue to date, loss from operations of $13 million to date, cash used in operations of $5.4 million to date, accumulated deficit of $16.7 million as of December 31, 2007 and negative working capital of $166,552 as of December 31, 2007. We also note your statement that you are unlikely to be able to continue your operations without obtaining additional financing. We further note that you raised an additional $4 million in gross proceeds from the sale of your Series B convertible preferred stock. In future filings, please expand your liquidity discussion to disclose the amount of capital you anticipate is necessary to fund your cash requirements for the next 12 months and how you intend to raise this capital.

Response:

The Company acknowledges the staff’s comment and will revise the disclosure in future filings.

Critical Accounting Policies, page 22

25.
We note your disclosure that your most significant estimate is the value of your Master License Agreement. In future filings, please expand your critical accounting policies disclosures to address each of the following:

•	The valuation method used to estimate fair value including why you believe this method is appropriate.
•	The assumptions included in the valuation method for each period presented.
•	A sensitivity analysis of those assumptions.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:

The Company acknowledges the staff’s comment and will revise the disclosure in future filings.

Report of Independent Registered Public Accounting Firm, page 24

26.
Please request that your auditors provide you with an audit report that covers the cumulative data presented for your consolidated financial statements in accordance with SFAS 7 in future filings. Refer to Rules 2-02(a) and 2-02(c) of Regulations S-X.

Response:

The Company acknowledges the staff’s comment and has requested and received the audit report from its auditors.

Financial Statements - General

27.
We note your disclosure under Item 3 that you do not believe any currently pending or threatened proceeding would have an adverse effect on your financial condition or results of operations. In future annual and quarterly filings, please include such disclosure in accordance with SFAS 5 as a footnote to your audited financial statements. Also, refer to Rule 10-01(a)(5) of Regulation S-X. Please also expand your disclosure to include the effect on your liquidity.

Response:

The Company acknowledges the staff’s comment and will revise the disclosure in future filings.

28.	We note that you are leasing the equipment used at the plant and potentially leasing the pilot facility from Twin Rivers. In future filings, please disclose the following:

•	The terms of these leases;
•	Your classification of these leases; and
•	The information required by paragraph 16 of SFAS 13.

If you are not leasing the pilot facility from Twin Rivers, please tell us how you are accounting for your use of this facility that appears to be owned by Twin Rivers including the authoritative literature that supports your accounting.

Response:

The Company acknowledges the staff’s comment and will revise the disclosure in future filings. The Company is not leasing the pilot facility from Twin Rivers. The Company is reimbursing Twin Rivers for out-of pocket expenses and is expensing those reimbursements as research and development expenses.

Note 2 - Summary of Significant Accounting Policies, page 30

Share-Based Compensation, page 31

29.	In future filings, please revise your policy disclosure to address each of the following:

•	Disclose the measurement date used.
•	The period over which you are recognizing compensation expense.
•	The location you recognize the related excess tax benefit received upon exercise of stock options in the consolidated statements of cash flows.

Refer to SFAS 123R for guidance.

Response:

The Company acknowledges the staff’s comment and will revise the disclosure in future filings.

Stock Issued for Non-Cash consideration, page 31

30.
We note that you estimate the fair value of stock issued for services is performed on the date the stock is issued. It is unclear to us how this measurement date complies with the guidance in Issue 1 of EITF 96-18. Please revise your disclosure in future filings to clarify the measurement date used to estimate the fair value of your stock for these transactions. Please provide us with the disclosure you intend to include in future filings.

Response:

The Company acknowledges the staff’s comment and will revise the disclosure in future filings, as set forth below:

Stock Based Compensation

The Company issues stock as compensation to employees and outside consultants for services provided to the Company. Employee share-based awards are accounted for in accordance with SFAS 123R, which requires us to measure the cost of employee services received based on the grant date fair value of the award. The Company accounts for non-employee share-based awards in accordance with EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquisition, or in Conjunction with Selling, Goods or Services.”

Note 3 - Master License Agreement and Note Payable, page 33

31.
We note your disclosure on page 32 that you have determined the estimated useful life of your Master License to be 13 years. In future filings, please expand your disclosures to clarify that the exclusive license has a perpetual life. Also, please include disclosure in your critical accounting policies section of MD&A to explain how you determined the useful life to be 13 years pursuant to paragraph 11(c) and (d) of SFAS 142.

Response:

The Company acknowledges the staff’s comment and will revise the disclosure in future filings.

32.
You disclose on page 32 that you have not amortized any of the cost of your Master License because you have not produced any product. Paragraph 11 of SFAS 142 states in part, “The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows that entity.” Paragraph 12 of SFAS 142 states in part, “The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.” Finally, paragraph 11.c. of SFAS 2 states in part, “The costs of intangible assets that are purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be accounted for in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets. The amortization of those intangible assets used in research and development activities is a research and development cost.” It appears as though you have used the licensed technology in your research and development activities and in your test burns with potential future customers. As such, please tell us how you determined that amortization of the Master License should not begin until you begin production of your product for sale. Please also provide us the accounting literature that supports your position.

Response:

The Company’s Master License is a proprietary technology that was initially licensed with the intention of using it essentially “as is” to manufacture biofuel and was not purchased for use in research and development activities. It was not until marketing efforts in conjunction with the first test burn in September 2007 that it became evident that certain improvements to the process were necessary and the Company incurred relatively significant research and development expenditures relating to the process, which were expensed as incurred.

Paragraph B44 of SFAS 142 appears to clarify paragraphs 11 and 12 of SFAS 142 and states in part that: “The Board observed that the useful lives of intangible assets are related to the expected cash inflows that are associated with those assets. Accordingly, the Board concluded that the amortization periods for intangible assets should generally reflect the useful lives and, by extension, the cash flow streams associated with them.” The Company has not begun to amortize the Master License due to not having expected future cash inflows associated with the Master License, to date.

Note 6 - Preferred and Common Stock, page 38

33.
We note your statement that the Series A Cumulative Convertible Preferred Stock (Series A Preferred Stock) has an “initial” conversion price of $4.00 per share. Please tell us with a view toward future disclosure the circumstances in which the conversion price for the Series A Preferred Stock may be adjusted. Please also tell us your determination as to whether these adjustment provisions on standard antidilution provisions in accordance with paragraph 8 of EITF 05-2. If you do not consider these adjustment provisions to be standard, please provide us with your analysis of paragraphs 12 and 11 of SFAS 133, including EITF 00-19, with regards to the Series A Preferred Stock conversion option.

Response:

The Series A preferred stock has an initial conversion price of $4.00 which may be adjusted pursuant to Article VIII, Section G.3 of the Company’s Amended and Restated Articles of Incorporation: “If the Corporation at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and if the Corporation at any time combines (by reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.”

The Company believes that the antidilution adjustment provisions described above for the Series A preferred stock meet the criteria of standard antidilution provisions as defined in paragraph 8 of EITF 05-2.

34.	In future filings, please disclose the liquidation preference for the Series A Preferred Stock.

Response:

The Company acknowledges the staff’s comment and will revise the disclosure in future filings.

Note 8 - Options, Warrants and Non Employee Options, page 42

35.
In future filings, please revise your disclosure to provide the information request in paragraphs A240-A241 in SFAS 123R regarding your stock option/warrant issuances to employees and/or non-employees. Specifically, please include the following:

•	A description of the share-based payment arrangements. Refer to paragraph A240.a. of SFAS 123R.
•	Total compensation cost recognized in the income statement along with the total recognized tax benefit and total compensation cost capitalized, if any. Refer to paragraph A240.g. of SFAS 123R.

Response:

The Company acknowledges the staff’s comment and will revise the disclosure in future filings.

Signatures, page 63

36.
Your controller or principal accounting officer also must sign the Form 10-K. If Mr. Claiborne serves as both principal financial and accounting officer, please specify each capacity in which he signs the Form 10-K in future filings.

Response:

The Company acknowledges the staff’s comment and will revise the disclosure in future filings to specify that Mr. Claiborne is both the principal financial and accounting officer.

Exhibit 10.30

37.
The exhibit index states that the option agreement between Cary J. Claiborne and H2Diesel Holdings, Inc. is filed as exhibit 10.30 to the 10-K. We are unable to locate the exhibit in the filing, and the filing has not tagged an exhibit as exhibit 10.30. Please file the exhibit.

Response:

The Company acknowledges the staff’s comment and will file the exhibit.

March 31, 2008 10-Q

Facing Page

38.
Please note that upon filing your Form 8-A in connection with your AMEX listing, you were assigned a new Commission file number of 1-34022. Please use this number on the cover of future filings instead of 000-50214.

Response:

The Company acknowledges the staff’s comment and will use the new Commission file number in future filings.

Note 5 - Preferred Stock Sale, page 10

39.
We note that the conversion price of your Series B Preferred Stock may be reduced from $4.25 per share to an amount not below $3.00 per share if subsequent issuances of common stock are at a price below $4.25 per share or subsequent issuances of convertible securities have conversion prices below $4.25. We further note the warrants issued in connection with the Series B preferred stock have a similar adjusting provision for its exercise price. Based on the definition of standard antidilution provisions within EITF 05-2, it does not appear as though these adjusting provisions are standard antidilution provisions. Please advise. If these are not standard antidilution provisions, please then provide us with your analysis of paragraphs 12 and 11 of SFAS 133, including EITF 00-19 as to your determination that the Series B Preferred Stock conversion option is not required to be bifurcated, recognized as a liability and marked-to-market each reporting period, and your analysis of EITF 00-19 for the warrants. Finally, please tell us the amount of the proceeds allocated to the Series B preferred stock based on its relative fair value.

Response:

The Company agrees that the adjusting provisions for the conversion of the Series B preferred stock and exercise price of the warrants issued in connection with the Series B preferred stock (the “Adjusting Provisions”) do not meet the criteria of standard antidilution provisions as defined in EITF 05-02.

While the Series B Preferred Stock and warrants appear to meet the requirements enumerated by paragraphs 12-32 of EITF 00-19 for classification as stockholder’s equity, we do not believe the Adjusting Provisions meet the requirements of paragraphs 12 (c) and 11 (a) of SFAS 133 that the contract also be “indexed to its own stock.” Therefore, the Adjusting Provisions are required to be bifurcated and recorded on the balance sheet as derivative (assets or) liabilities (if material). The Company also considered the guidance provided in EITF Issue 01-6, “The Meaning of Indexed to a Company’s Own Stock” and EITF Issue 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” in making this determination. However, the Company does not believe that the fair value of the potential derivative liabilities associated with the Adjusting Provisions is material at March 31, 2008. The Company considered it unlikely as of the first quarter of 2008 that they would issue securities (during the 18 month effective period of the Adjusting Provisions ) at less than the March 31, 2008 offering terms as the Company believed it had sufficient cash resources for the next 18 months and the market price was well in excess of $4.25 at March 31, 2008. In determining the estimated fair value of the derivative liabilities, the Company utilized the guidance provided by SFAS 157, “Fair Value Measurements” and FASB Concept Statement # 7, “Using Cash Flow Information and Present Value in Accounting Measurements.” The Company will re-evaluate the fair value of these derivative liabilities and their associated materiality on a quarterly basis.

The amount of proceeds allocated to the Series B Preferred Stock was $3,004,375, which was the net proceeds remaining after allocating $1,069,425 of the proceeds to the warrants at estimated fair value utilizing the Black-Scholes option pricing model. The Company did not allocate the estimated fair value of the derivative liabilities associated with the Adjusting Provisions as it considered them immaterial at March 31, 2008. The estimated fair value of the combined derivative liabilities associated with the Adjusting Provisions was approximately 2% of total liabilities and approximately 2% of stockholder’s equity at March 31, 2008.

Item 4. Controls and Procedures, page 18

(b) Changes in Internal Control over Financial Reporting, page 18

40.
We note your statement that you continued to implement steps outlined in your 2007 Form 10-K to eliminate your material weaknesses and improve the effectiveness of your internal control over financial reporting. We further note your statement that there were no significant changes to your internal control over financial reporting for the quarter ended March 31, 2008. These two statements appear to provide conflicting information. In future filings, please disclose the changes that your made during the quarter that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. Refer to Item 308T(b) of Regulation S-K.

Response:

The Company acknowledges the staff’s comment and will revise the disclosure in future filings.

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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (202) 637-5736.

Sincerely,

/s/ Steven M. Kaufman
Steven M. Kaufman

Enclosures

cc: Cary J. Claiborne